

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

October 27, 2009

Mr. Allan L. Miller
Chief Financial Officer
Frequency Electronics, Inc.
55 Charles Lindbergh Blvd.
Mitchell Field, NY 11553

      RE: Frequency Electronics, Inc.
              Form 10-K for the Fiscal Year Ended April 30, 2009
              Filed July 29, 2009
              File No. 001-08061

Dear Mr. Miller:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

              Sincerely,

              Brian Cascio
              Accounting Branch Chief